# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OSR Holdings, Inc., CIK 0001840425
CUSIP: 68840D102
Title of class of securities: common stock
Address of issuer's principal executive offices: 10900 NE 4TH STREET, SUITE 2300, BELLEVUE, Washington (WA), 98004
Date of event which requires filing of this statement: 04/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002131470

## Reporting persons
- joint protein central inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 2,603,759; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,603,759 (7.9% of the class)

## Item 1. Issuer
Name of issuer: OSR Holdings, Inc.
Address of issuer's principal executive offices: 10900 NE 4TH STREET, SUITE 2300, BELLEVUE, WASHINGTON, 98004

## Item 2. Person Filing
Name of person filing: joint protein central, inc.
Address of principal business office or, if none, residence: 3 jeongung-ro, namsa-eup, cheoin-gu, yongin, Gyounggi-do
Citizenship: Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,603,759 shares of common stock
Percent of class: 7.9%
Sole power to vote or to direct the vote: 2,603,759
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- joint protein central inc.: senyon choe, director (04/22/2026)